July 30, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Rolaine S. Bancroft

Re:
Toyota Motor Credit Corporation
Toyota Auto Finance Receivables LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed July 11, 2013
File No. 333-188672 and -01 (the “Amended Registration Statement”)

Dear Ms. Bancroft:

On July 11, 2013 (the “Submission Date”), our clients, Toyota Motor Credit Corporation and Toyota Auto Finance Receivables LLC (the “Companies”), delivered to your department of the United States Securities and Exchange Commission the Amended Registration Statement, including a representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a base prospectus (the “Base Prospectus” and, together with the Prospectus Supplement, the “Prospectus”).  On July 23, 2013, we received a letter containing your comments (the “Comments”) to the Amended Registration Statement and the Prospectus.  Submitted below, on behalf of the Companies, are the Companies’ responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, and the text of each Comment is presented in bold italics before each Response.  The first Response includes references to page numbers within the Prospectus; the page references in the first Response are to the marked versions of the Prospectus Supplement and the Base Prospectus, provided to you herewith, showing changes made to the versions that were submitted on the Submission Date.

Registration Statement on Form S-3

Important Notice About Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-4

1.
Comment:  We note your response to comment 1 of our letter dated June 13, 2013.  Please either delete your disclosure regarding forward-looking statements or add language that clarifies the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made in the prospectus supplement.  Please also make similar revisions to page 2 of the base prospectus.

Response:  We have added language to the disclosure on page S-4 of the Prospectus Supplement and page 2 of the Base Prospectus regarding forward-looking statements that clarifies the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made in the Prospectus Supplement and the Base Prospectus, respectively.

Exhibit 5.1

2.
Comment:  We note your response to comment 8 and reissue.  While the legality opinion in the shelf registration statement at the time it becomes effective may include assumptions regarding the future issuance of securities that would generally not be acceptable in connection with a non-shelf offering, it still must consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion at the time of effectiveness.  Please refer to section II.B.1.e. and footnote 25 of CF Staff Legal Bulletin No. 19.

Response:  We have provided, as Exhibit 5.2 to the Amended Registration Statement, a separate legal opinion with respect to the laws of the State of Delaware.

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If you have any further questions or comments, please contact me at (212) 705-7400 or Matthew P. Joseph at (212) 705-7333.

Regards, /s/ Reed D. Auerbach Reed D. Auerbach

cc:           Katherine E. Adkins, Esq.
Toyota Motor Credit Corporation